# Next Door Photos

Technology

A real estate photography company with 40+ locations making an impact globally

NEXTDOORPHOTOS.COM





*NDP found that realtors waste too much time and money waiting for the photos they need to publish their listings. An enterprise platform and a local ownership model enables NDP to capture a listing within a day and deliver all media the next day--saving realtors time and money. All while creating jobs for those rescued or at risk.*

**Paul VanderKuyl** Co-Founder & CEO @ Next Door Photos

ABOUT UPDATES GRAPEVINE ASK A QUESTION

### Why you may want to support us...

1. PROVEN TRACTION - Consolidated 2019 revenues of $2.06M and has doubled revenue YoY for 4 consecutive years.
2. SCALABLE PLATFORM - NDP executed 27,000+ photo shoots in 2019, editing an average of 72,000 photos per month.
3. VERIFIED IMPACT - NDP is a Certified B Corp that verifies their commitment to social and environmental sustainability.
4. PROVEN MODEL - NDP partners with entrepreneurs through a shared ownership model to launch locations that can grow to $1M revenue in 7 years
5. GLOBAL GROWTH - NDP has 300+ editing partners in the Philippines, Kenya, and Nepal that supply 40+ locations in North America

### Our Team

AND OUR MAJOR ACCOMPLISHMENTS



**Paul VanderKuyl**
Co-Founder & CEO
*> 20+ years in leadership roles in manufacturing organizations > Specializes in systems, workflow development and scaling businesses > Mechanical Engineering Degree*



**Taylor Blom**
Co-Founder & CRO
*> 8+ years leading Real Estate Photography companies > Specializes in sales, marketing, and creating healthy culture > Communications Degree*

### In the news

**Next Door Photos**
Most businesses have to choose between making a lot of money or making a big impact in the world. Next Door Photos (NDP) is a rapidly growing real estate photography company that partners with impact-
January 30, 2020 @ bcorporation.net

### Downloads

NDP Deck - WeFunder FINAL.pdf

## The Story of Next Door Photos

Technology is completely disrupting the greater real estate industry--creating a much more efficient home buying and selling experience:

- Get pre-approved for a mortgage in 5 minutes or less with Rocket Mortgage
- Get an instant offer to purchase your home with a click of a button from Opendoor
- Quickly find your next home through a customized search on Zillow

Despite these advancements, it still takes realtors 5-7 days--on average, to schedule a shoot and receive completed media after the shoot. Realtors waste too much time and money waiting for the photos they need to publish their listings.

### Introducing Next Door Photos


PUBLISH LISTINGS FASTER WITH NEXT DOOR PHOTOS
1 MINUTE
Live online ordering
1 APPOINTMENT
For all listing media
1 DAY
To capture a listing and 1 day delivery
NEXT DOOR PHOTOS

Co-founders Paul Vander Kuyl (an engineer) and Taylor Blom (a real estate photographer) created Next Door Photos (NDP) in October, 2015 to help realtors publish listings faster--saving them time and money. They created a unique business model where NDP (the parent company) partners with local owner/operators who provide real estate marketing services to their local communities. All powered by an enterprise platform with global editing operations. Listings are photographed next day and edited with a 12-hour turnaround.

### Upending an Industry


LOCAL
LOCAL COMPETITORS
80%
Revenue from local clients
NO PLATFORM
NEXT DOOR PHOTOS
ENTERPRISE PLATFORM
NATIONAL COMPETITORS
20%
Revenue from National/Regional clients
NATIONAL

This combination of an local owner powered by an enterprise platform started to gain traction quickly when the first 3 locations launched in the spring of 2016. By the end of 2017 the leadership team started to get built out team and they had launched into 12 markets. Local Owners were building relationships with realtors in their communities and partnerships with larger real estate companies (Redfin, Berkshire Hathaway of MI/IN) started to develop as the footprint grew.

### The Right Place at the Right Time


SIGNIFICANT OPPORTUNITY & GROWING MARKET ADOPTION
$2B+ ANNUALLY
Each year over 5M homes get listed with $400 worth of listing services
ADOPTION
Professional RE Photography market adoption rate grew from 12% in 2013 to 35% in 2019
CONSUMER DEMAND
Once a luxury, professional RE Photography now demanded by buyers and seller alike
NEXT DOOR PHOTOS

As they continued to grow, the adoption rate of professional listing media continued to increase led by consumer demand. By the close of 2018 they were operating in 28 markets (including our launch into Canada) and grew a team of over 100 photographers (media pros) assisting Local Owners.

### Bringing it All Together


PROOF OF CONCEPT [DATA FROM 2019]
SCALABLE PLATFORM
NDP photographed 27,000+ listings with an average of
72,000 PHOTOS/MO.
LOCAL OWNERSHIP
NDP Grand Rapids (launched Q2, 2016) had total revenue of
$833,000
SALES GROWTH
NDP grew it's repeat customer base (including Opendoor and Zillow) to
5,000+ CLIENTS
NEXT DOOR PHOTOS

By the end of 2019, they had proven out the scalable platform, Local Ownership model, and client acquisition strategy. They brought on 3 Regional Directors to assist the Director of Expansion in recruiting new Local Owners which will help the organization launch 40 locations in 2020 (and every year thereafter)

### A Lot can Happen in 4 Years


TRACTION SINCE LAUNCHING IN Q4 OF 2015
NDP LOCATIONS
41
[200+ PHOTOGRAPHERS]
TOTAL REVENUE
$8.65M
[$4.75M IN '19]
EDITING TEAMMATES
300+
[IN 3 COUNTRIES]
NEXT DOOR PHOTOS

## Investor Q&A

**What does your company do?**

Next Door Photos (NDP) is a rapidly growing real estate marketing company that partners with entrepreneurs to create businesses that serve realtors locally, while providing sustainable jobs for vulnerable, rescued, and underserved populations globally. NDP has 300+ editing teammates in the Philippines, Kenya, and Nepal that supply 40+ locations in North America.

**Where will your company be in 5 years?**

NDP hopes to grow into 250 markets across North America by the end of 2025 (40 per year over the next 5 years) with a goal of creating 10,000 meaningful jobs for those who are vulnerable, rescued, or underserved. NDP's Director of Expansion has helped launch 15 locations per year over the past 3 years and recently added 3 Regional Directors (assigned to recruit within a specific territory) to help scale recruitment efforts and achieve this growth rate.

**Why did you choose this idea?**

NDP found that realtors waste too much time and money waiting for the photos they need to publish their listings. An enterprise platform and a local ownership model enables NDP to capture a listing within a day and deliver all media the next day--saving realtors time and money. All while creating jobs for those rescued or at risk.

**How will you make money?**

Each year, over 5 million homes get listed for sale. Add on additional listing services and market segments (commercial, rental, etc.) and the total addressable market exceeds $2B. Historically, NDP's revenue per listing is $167 and over 27,000 orders were fulfilled in 2019 alone. NDP has over 5,000 repeat customers ranging from iBuyers like Opendoor ($250k of revenue in 2019) to individual realtors (a couple of listings per year).

**Who are your competitors?**

NDP has local competitors; mostly solo photographers who have great service but struggle to keep up--as well as national competitors; companies with enterprise platforms but a weak presence in the markets they cover.

**What makes your different?**

The combination of an enterprise platform (1-minute online ordering, 1-stop shop for all products, and 1-day delivery) with a Local Owner (local customer service and local real estate knowledge). NDP's B Corp Certification and verified commitment to social and environmental sustainability is also unique to the industry